Via Facsimile and U.S. Mail
Mail Stop 6010

August 17, 2006

Wayne E. Ahart
Chairman of the Board
BNL Financial Corporation
7010 Hwy 71 W., Suite 100
Austin, TX 78735

Re: **BNL Financial Corporation**
        Form 10-Q for the Quarterly Period Ended March 31, 2006
        Filed May 15, 2006
        File Number: 000-16880

Dear Mr. Ahart:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part II – Other Information, page 11

Item 6. Exhibits and Reports on Form 10-Q, page 11

1.   Please amend your filing to include the certifications required by Items 601(B)(31) and (32) of Regulation S-K and the Instruction to this Item in Form 10-Q.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

for Jim B. Rosenberg
Senior Assistant Chief
Accountant